BIDZ.COM

April 19, 2007

Mail Stop 4561

Mr. David H. Roberts
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Bidz.com, Inc.
                Application for Withdrawal of Registration Statement on Form S-1, filed March 17, 2006
                File No. 333-132545

Dear Mr. Roberts:

In connection with the captioned filing, Bidz.com, Inc., a Delaware corporation (the “Company”) hereby makes this application, in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-132545) originally filed on March 17, 2006, including the amendments thereto (collectively, the “Registration Statement”).

As a result of a number of developments subsequent to the filing of the Registration Statement, including, the inability of the Company to obtain a sufficient number of lock-up agreements from its shareholders, and the decision of the Company to apply for listing on The Nasdaq Stock Market, the Company has determined that it is appropriate to make this application.

In accordance with Rule 477(c) under the Securities Act, the Company hereby advises that none of the Company’s securities covered by the Registration Statement have been sold in connection with the public offering to be registered under the Registration Statement.

The Company hereby requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at the following facsimile number: (310) 543-0500. It is the Company’s understanding that, in accordance with Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time the Company’s application for withdrawal is filed with the Commission unless, within 15 calendar days after such application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions regarding this application,  please do not hesitate to contact the undersigned at (310) 280-7338.

Very truly yours,

BIDZ.COM, INC.

/s/  Lawrence Kong

By:          Lawrence Kong, Chief Financial Officer

cc:           Elaine Wolff, Branch Chief - Legal